ILoadApp

A Nevada Corporation

_________________________________________________________________________________

190/1 Alba Iulia St., Chisinau, Moldova MD2071

Telephone: 373-6923-1658

October 2, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ivan Griswold

Staff Attorney

Re: ILoadApp

Registration Statement on Form S-1

Filed August 23, 2013

File No. 333-190786

Dear Mr. Griswold:

On behalf of ILoadApp (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 19, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on August 23, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: No written communications, as defined in Rule 405 under the Securities Act, were presented to potential investors in reliance on Section 5(d) of the Securities Act by us or any anyone authorized to do so on our behalf. No research reports about us were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

Cover Page

2. Please indicate in the initial paragraph that this offering constitutes the initial public offering of your common stock and disclose the fixed price at which selling shareholders may sell their shares.

Response: We have updated the disclosure in the initial paragraph on the cover page to state, "This is the initial offering of common stock of ILoadApp and no public market currently exists for the securities being offered. We are offering for sale a total of 1,000,000 shares of common stock at a fixed price of $0.01 per share."

3. Name the officer/director who will sell the common stock on the cover page, and briefly describe the role of that person in marketing the securities.

Response: We have added disclosure that Veronica Trifon our sole officer/director will conduct the offering and role Ms. Trifon will undertake in marketing the securities.

4. Given your current assets and the nature of your operations, it appears that you are a shell company as defined in Securities Act Rule 405 of Regulation C. Accordingly, please disclose that you are a shell company on your prospectus cover page, or tell us why you believe this disclosure is not required.

Response: We respectfully note the Staff's comment. Supplementally, we believe this disclosure is not required. We understand the meaning of Release No. 33-8587, where the SEC defined a “shell company” as a registrant, other than an asset-backed issuer, that has (1) no or nominal operations, and (2) either (a) no or nominal assets; (b) assets consisting solely of cash or cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. However, the SEC has softened its stance somewhat, and start-up companies such as ILoadApp are no longer considered to have “no or nominal operations.” This point was stated in Release No. 33-8869, footnote 172, which states: “Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

Under this interpretation, the Company no longer falls within the definition of a shell company and should be considered a start-up company, rather than a shell company.

Therefore, as a startup company, even with its limited operating history, the management does not believe ILoadApp falls within the definition of a shell company, as it does not meet the condition of having “no or nominal operations” per footnote 172 to Release No. 33-8869.

Finally, we believe we qualify as an "emerging growth company." For this reason, we have disclosed on the cover page that we are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act.

5. We note that your cover page disclosure presents information about the offering, such as proceeds, on a gross basis assuming all shares in the offering are sold. Since yours is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure here and throughout your document to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses. Note that any potential proceeds should be discussed on a net basis. In addition, the percentage of issued and outstanding stock should be addressed in an appropriate location of the prospectus other than the cover page.

Response: We have revised the appropriate disclosures on the cover page. We also made changes throughout the Registration Statement to reflect the proceeds of the offering on a net basis. And, we moved the percentage of issued and outstanding stock to the section entitled, Plan of Distribution, "the Offering."

6. Please relocate your discussion regarding bank account information to an appropriate location in the prospectus. Please clarify whether you have established an escrow account and revise to provide consistent disclosure. In this regard, we note your references on pages 6, 17 and 24 to your escrow agent and the existence of an escrow account.

Response: We have relocated our discussion regarding bank account information to the fourth paragraph under Plan of Distribution, "the Offering." We have also revised the document to clarify that we have established a bank escrow account.

Prospectus Summary

About Our Company, page 3

7. Please disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern.

Response: We have added disclosure which states, "Our independent registered public accounting firm has issued an audit opinion for ILoadApp which includes a statement expressing substantial doubt as to our ability to continue as a going concern."

8. We note your statement that you have generated no revenues and that you have limited operations. Please also disclose that you have not yet developed any market-ready educational software applications.

Response: We have disclosed, in the last paragraph on Page 3 that we have not yet developed any market-ready educational software applications.

9. To the extent that you include statements regarding the future growth of the business, please ensure that any such statements reflect the uncertainty associated with your future plans and that your claims are supportable. For example, here and in the business section on page 35 you state that your initial product launch “will be” directed towards education/early child development.

Response: We have revised the language to make sure our statements reflect the uncertainty associated with our future plans.

Risk Factors, page 8

10. Please add a risk factor to inform investors that proceeds from the offering are expected to be insufficient to complete the development of your mobile apps and as a result investors are subject to a risk that you will not be able to obtain the minimum capital believed necessary to develop such apps.

Response: We have added Risk Factor #25 which informs investors that proceeds from the offering are expected to be insufficient to complete the development of your mobile apps.

11. Your sole officer and director, and principal offices are located in Moldova. Please tell us what consideration you gave to including a risk factor to discuss corresponding difficulties associated with enforcing potential claims under the liability provisions of the federal and state securities laws against you and your affiliates.

Response: Based on your comment we added Risk Factor #18, entitled, "U. S. Investors May Experience Difficulties In Attempting To Effect Service Of Process And To Enforce Judgments Based Upon U.S. Federal and State Securities Laws Against The Company And Its Non-Resident Officer and Director."

“We may not be able to adequately protect…,” page 14

12. This risk factor does not appear to apply to you. Please revise or advise.

Response: We agree with the Staff that at this time this risk factor does not apply to ILoadApp. For this reason, we have deleted this risk factor.

“If we fail to maintain proper and effective internal controls…,” page 16

13. Please revise to disclose that you have not yet evaluated the effectiveness of your internal control over financial reporting and any resultant risks to investors. Also revise your disclosure to state that this evaluation will be required to be provided upon the filing of your second annual report. Refer to Instruction 1 of Item 308 of Regulation S-K.

Response: We have revised this risk factor to disclose that you have not yet evaluated the effectiveness of your internal control over financial reporting and any resultant risks to investors. We have also added that, "Management will not be required to provide a report on our internal control over financial reporting until our second annual report."

Use of Proceeds, page 22

14. You state that “the proceeds we receive shall be used to further the design and development of our educational apps and allow us to market our services,” however, the tabular disclosure immediately below, does not appear to allocate any offering proceeds to such software development efforts. Please advise.

Response: We have revised the first paragraph under Use of Proceeds to keep the disclosure consistent, with the Use of Proceeds Table and disclosure stated on Page 6, i.e., "to pay for accounting fees and internet marketing."

Selling Security Holders, page 23

15. Please indicate the nature of any position, office, or other material relationship, including familial relationships, which any of the selling security holders has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response: We have added the following disclosure in the sentence about the the Selling Security Holders table that states, " Neither the Selling Security Holders nor any of their associates or affiliates has held any position, office, or other material relationship with us or any of our predecessors or affiliates in the past three years."

Management’s Discussion and Analysis or Results of Operation, page 34

16. It appears that certain of the disclosures contained in the registration statement should be included in this section rather than elsewhere in the filing (e.g., Results of Operations, Liquidity and Capital Resources).

Response: We have re-arranged our disclosures to include the Plan of Operation, Results of Operations and Liquidity and Capital Resources under the "Management's Discussion and Analysis or Results of Operations" heading.

Our Business, page 34

17. Please revise your business discussion to provide a more detailed description of your plan of operation for the next twelve months. For each step necessary to implement your business plan, please provide an estimated timeline for completion. Refer to Item 101(a)(2) of Regulation S-K.

Response: We revised our business discussion to provide a more detailed description of our plan of operation for the next twelve months, which includes an estimated timeline and estimated cost for completion.

Development of Apps, page 35

18. You state that you have commenced software development. Please provide a description of the development activities performed, and any milestones achieved to date.

Response: We have provided added disclosure and the steps management believes is required to develop an app. This includes: 1) Researching the idea as to the type of app to design and develop; 2) Understanding who will be the users of the app, so the app can be designed to meet the users needs; 3) collecting the tools, resources and information required to build the app; 4) Designing the app itself, where it functions and features are operational; 5) Code the app, where it cannot be copied or mass produced by a third party; 6) Ask friends to test the app, to determine if it has any glitches. We have added disclosure to delineate where we are in this process.

Competition, page 37

19. We note that your competition discussion addresses the mobile app market generally. Please revise to tailor your discussion to the competitive landscape for providers of mobile educational applications, including applications directed at language acquisition. If competitors have already developed such apps, please consider expanding your risk factor disclosures to reflect the existence of such products. Discuss as appropriate the current state of your marketplace, and how you intend to differentiate yourself from your competitors.

Response: We have revised and expanded our discussion concerning the competitive landscape for providers of mobile educational applications, specifically language learning apps, and how we intend to differentiate ourselves from our competitors. We have also expanded our risk factor disclosures to discuss our current state of the marketplace.

Liquidity and Capital Resources, page 40

20. You state that you believe that your current cash resources are sufficient to finance your operations at your current level of activity for a period of twelve months. Since it appears that your offering expenses will utilize most of your current cash resources, please identify the portion of your current assets that will be available for development efforts, once offering expenses have been paid.

Response: As stated in the "Business Plan Timeline" under "Plan of Operation" the app development efforts will be conducted by our sole officer and director at minimum costs. She personally plans to develop the Company's first app utilizing her own time and efforts.

Therefore, there would be minimal costs involved. We have disclosed under "Liquidity and Capital Resources that "Our management, Veronica Trifon, intends to design, develop and produce our first app at a minimum cost to the Company."

Directors, Executive Officers, Promoters and Control Persons, page 43

21. In light of the fact that your filing characterizes the selling shareholders as your founders, provide the disclosures required by Item 404(d) of Regulation S-K, or advise.

Response: Supplementally, although each of the selling shareholders purchased stock in the Company, they are not related Veronica Trifon, they are not affiliates of the Company, and, they are not involved in the operations of the Company. There are no loans between these shareholders, Veronica Trifon and the Company. The might be characterized as founders, since they purchased stock in the Company, the same day, Veronica Trifon purchased her stock; however, they are no more than the original investors in the Company.

Exhibits, page II-4

Exhibit 5.1

22. Please have counsel revise the legality opinion to state, if true, that the shares being resold by the selling shareholders are legally and validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of SEC Staff Legal Bulletin No. 19, available on our website.

Response: We asked our legal counsel to revise the legality opinion to state the shares being resold by the selling shareholders are legally and validly issued, fully paid and non-assessable. Our legal counsel has provided us with an updated letter.

Undertakings

23. Please tell us how you determined that Item 512(a)(6) of Regulation S-K is not applicable to your offering.

Response: We respectfully note the Staff's comment. This was an oversight on our part and Item 512(a)(6) of Regulation S-K is now included as an Undertaking.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

ILoadApp

By: /s/ Veronica Trifon

Veronica Trifon

Chief Executive Officer

cc: Thomas C. Cook, Esq.